Exhibit 99.1

Pembina Pipeline Corporation Announces 2019 Capital Program and Guidance

(All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about Adjusted EBITDA, see "Non-GAAP Measures" herein.)

CALGARY, Dec. 10, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce a capital program of $1.6 billion and an Adjusted EBITDA guidance range of $2.8 to $3.0 billion for 2019.

"We are pleased to announce our capital program for 2019 and look forward to another year of significant growth in our underlying business and further development of our value chain extension projects. Pembina's 2019 capital program will advance a significant portfolio of secured growth projects while executing the Company's strategy to secure global markets for Western Canadian produced hydrocarbons," said Mick Dilger, Pembina's President and Chief Executive Officer. "Throughout 2017 and 2018, a total of $5.5 billion of new projects will have been placed into service.  For 2019, we are excited to continue building on the strong track record of growth that we have demonstrated in recent years," added Mr. Dilger.

2019 Capital Expenditures

Pembina's capital program is expected to be allocated as follows:

($ millions)	2019 Budget (1)
Pipelines Division	$900
Facilities Division	$425
Marketing & New Ventures Division	$105
Corporate	$50
Joint Venture Working Interest Capital	$205
Total Capital Expenditures	$1,685
Less: Joint Venture Working Interest Capital	($205)
Add: Equity Contributions to Joint Venture Partnerships & Advances to Related Parties	$160
Total Capital Expenditures, Equity Contributions & Advances to Related Parties	$1,640

(1)	Capital budget shown in Canadian dollars based on an forecasted average U.S. foreign exchange rate of 0.76.

Pipelines Division

Pembina plans to invest $900 million, or 53 percent, of its 2019 capital budget in its Pipelines Division.

The 2019 capital budget for the Pipelines Division includes spending associated with the Phase VI and Phase VII expansions of the Peace Pipeline System, both of which are currently underway and anticipated to be in-service in the second half of 2019 and the first half of 2021, respectively.

The capital budget for the Pipelines Division also includes funds directed to completion of the NEBC Montney Infrastructure and the Wapiti Condensate Lateral both of which are expected to be in-service in the second half of 2019.

Additional capital will be spent relating to previously known and anticipated final cleanup costs along the Peace Pipeline right-of-way, as well as communication and SCADA infrastructure upgrades.

Facilities Division

Pembina expects to invest $425 million, or 25 percent, of its 2019 capital budget in its Facilities Division.

The Company plans to spend $210 million on the development of Duvernay II & III which includes gas processing, condensate stabilization and related infrastructure under the previously announced 20-year infrastructure development and service agreement with Chevron Canada Limited. Duvernay II & III are expected to be in-service in mid- to late 2019 and mid- to late 2020, respectively.

Additional spending will be directed towards progressing the Prince Rupert LPG Export Terminal, the Empress Expansion and the recently announced Hythe Developments project.

Marketing & New Ventures Division

Pembina expects to invest $105 million, or 6 percent, of its 2019 capital budget within the Marketing & New Ventures Division.

The Company plans to spend $100 million towards progressing its proposed Jordan Cove liquified natural gas ("LNG") project ("Jordan Cove"). This budget represents a prudent approach that allows Pembina to focus on several priority areas: securing binding agreements for the long-term sale of natural gas liquification capacity at the LNG terminal; advancing pipeline engineering; acquiring right-of-way; and obtaining the regulatory and environmental permits for both the terminal and the associated Pacific Connector Gas Pipeline.

The Company has received a Notice of Schedule that indicates FERC will provide a decision no later than November 2019. Pembina continues to anticipate first gas in 2024, pending the receipt of the necessary regulatory approvals, a positive final investment decision and other requirements. Pembina also continues to work with various state and other agencies with an objective to progress the project on a similar time line.

In addition, the Company has executed non-binding off-take agreements, which include the substantive commercial terms for a total of 11 million tonnes per annum ("Mtpa") which exceeds the planned design capacity of 7.5 Mtpa. These non-binding agreements include 20-year, 100 percent take-or-pay tolling commitments with investment grade counterparties. The Company is working diligently to conclude binding off-take agreements in the first quarter of 2019, including the nominated capacity of Rockies basin producers.

Consistent with previous disclosures, and given the size of this project, the Company intends to seek partners for both the pipeline and liquification facility thereby reducing its 100 percent ownership interest to a net ownership interest of between 40 and 60 percent. This process to find partners is expected to commence upon securing binding off-take agreements, with a completion objective in the third quarter of 2019 and is intended to reduce the capital, operating, and other project risks.

The 2019 capital budget for this division also includes additional spending to advance Pembina's remaining portfolio of unsecured development opportunities.

Corporate

Pembina expects to invest $50 million, or 3 percent, of its 2019 capital budget within its Corporate segment. This spending is primarily targeted at meeting the organizational needs of Pembina's ongoing growth including field and head office facilities, as well as improving information technology and security initiatives.

Joint Venture Working Interest Capital

Pembina's 2019 capital budget includes $205 million (net to Pembina), or 12 percent, to be invested in projects within the Company's joint venture partnerships including primarily Veresen Midstream Limited Partnership ("Veresen Midstream") and Canada Kuwait Petrochemical Corporation ("CKPC").  Of the $205 million of expected capital, Pembina plans to make equity contributions to the joint ventures and advances to related parties totaling $160 million, with the remaining capital to be funded within the joint venture entities.

Pembina plans to spend $110 million in 2019 to further advance development of CKPC's integrated propane dehydrogenation ("PDH") plant and polypropylene ("PP") upgrading facility ("PDH/PP Facility"), including progressing engineering to secure lump sum construction contracts on both the PDH and PP plants. Pembina is committed to developing this project within its financial guardrails and continues to engage in commercial discussions to secure approximately 50 percent of Pembina's expected cash flows from the PDH/PP Facility on a long-term, fixed-return basis.  While progress has been made, Pembina has not yet reached the contractual threshold required to make a final investment decision. Pembina continues to work with an objective to achieve the required threshold to make a positive final investment decision by early 2019.

 2019 Guidance

Pembina is currently in the process of commissioning over $750 million of new projects, including the Phase IV and Phase V Peace Pipeline expansions, the Burstall Storage facility and the Redwater cogeneration facility, which will come into service in the next several weeks. Based on contributions from these projects and Pembina's expectations and outlook for 2019, the Company is anticipating annual Adjusted EBITDA of $2.8 to $3.0 billion.

The Pipelines Division will benefit from increased revenue volumes across the Peace Pipeline system following the completion of the Phase IV and Phase V expansions. Additional contributions are expected from the Alberta Ethane Gathering System based on the re-contracting of approximately 95 percent of the existing capacity, effective January 1, 2019.

The Facilities Division is expected to benefit from a full year of run-rate operations at Veresen Midstream's Dawson facilities as well as the Burstall Storage facility and the start-up of Duvernay II.

The outlook for the Marketing & New Ventures Division is based on an expectation of narrower NGL frac spreads driven by lower NGL prices compared to 2018. Pembina has currently hedged approximately 10 percent of its 2019 frac spread exposure, excluding Aux Sable.

Pembina's 2019 Guidance may be directly impacted by certain commodity prices and foreign exchange rates as follows:

Key Variable	Impact on Adjusted EBITDA ($ millions)

AECO ± $0.50 CAD/GJ	± 30
Propane ± $0.10 USD/usg	± 40
FX ± $0.05 USD/CAD	± 40

Income Tax

In 2019, Pembina will continue to benefit from the availability of tax pools from assets recently placed into service. Current income tax expense in 2019 is anticipated to be $180 to $210 million, an increase over 2018 reflecting primarily higher earnings and the accelerated utilization in 2017 and 2018 of the tax pools obtained from the acquisition of Veresen Inc.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

  Preserve value by providing safe, environmentally conscious, cost-effective and reliable services;
  Diversify by providing integrated solutions which enhance profitability and customer service;
  Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
  Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "plans", "will", "would", "expects", "continue", "anticipate", "potential", "may", and similar expressions.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following:  planning, construction, capital expenditure estimates, schedules, incremental volumes, in-service dates, contractual and fee arrangements, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's and its affiliates' pipeline and infrastructure expansions; expectations around continuing producer activity and development and growth of product supply; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation and processing services; Pembina's and its affiliates' corporate strategy; anticipated future Adjusted EBITDA from growth projects; estimated current income tax expense; ongoing negotiations and discussions with customers for additional services; and expectations regarding synergies, operational efficiencies, and integration of growth and development projects with Pembina's existing business and asset base. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: those specifically noted in this news release, the ability of Pembina to successfully negotiate and complete final commercial agreements; that counterparties to material agreements will continue to perform in a timely manner; that Pembina's joint venture partners will continue to provide support for joint venture projects; the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations; and prevailing interest and tax rates.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina or its joint venture partners or customers to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2017, which can be found at www.sedar.com.

The forward-looking statements are expressly qualified by the above statements and speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the Adjusted EBITDA guidance contained herein is to give the reader an indication of the value to Pembina of planned capital projects and ongoing operations on expected financial results. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes.

Non-GAAP Measures

In this news release, Pembina has used the term adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), which is a non-GAAP measure. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and is also used by investors and analysts for assessing financial performance and for the purpose of valuing the Company, including calculating financial and leverage ratios. Adjusted EBITDA does not have any standardized meaning under International Financial Reporting Standards ("IFRS") and should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. These Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. For additional information regarding non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's financial reports, which are available on SEDAR at www.sedar.com and at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:00e 10-DEC-18